

AB 3/18

UNIT 09059868
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67704

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South 5th Street STE 1320
(No. and Street)

Minneapolis — MN — 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Johnson 612-787-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Dr Ste 700 — Minneapolis — MN — 55437
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25/09

OATH OR AFFIRMATION

I, David Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TODD C. JOHNSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2012

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cedar Point Capital, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheet of **Cedar Point Capital, LLC** (CPC) as of December 31, 2008 and the related statements of operations, changes in members equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of CPC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CPC's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cedar Point Capital, LLC** as of December 31, 2008 and the results of its operations and cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

February 24, 2009
Minneapolis, Minnesota

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

5601 Green Valley Dr., Ste. 700 ▌ Minneapolis, MN 55437-1145 ▌ Phone 952.944.6166 ▌ Fax 952.944.8496 ▌ EOE

Cedar Point Capital, LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	25,243
Prepaid expenses		12,078
Furniture & equipment (net of depreciation of $6,186)		20,703
Other assets		4,012
Total assets	$	62,036
Liabilities		
Accrued expenses	$	10,500
Total liabilities	$	10,500
Members equity		
Capital	$	282,500
Accumulated deficit		(230,964)
Total members equity		51,536
Total liabilities & members equity	$	62,036

See accompanying notes.

Cedar Point Capital, LLC

Statement of Operations

Year Ended December 31, 2008

Revenues	
Investment banking	$ 828,984
Total revenues	$ 828,984
Expenses	
Sales Commissions	$ 567,184
Salaries and benefits	232,078
Legal and audit	101,819
Occupancy and equipment rental	50,131
Regulatory	24,474
Communication	22,655
Promotion	5,872
Office supplies	4,990
Depreciation	4,281
Travel	4,008
Other	3,503
Insurance	2,578
Total expenses	$ 1,023,573
Net loss	$ (194,589)

See accompanying notes.

Cedar Point Capital, LLC

Statement of Changes in Members Equity

Year Ended December 31, 2008

Balance at December 31, 2007	$ 316,125
Members capital contributions	110,000
Members capital withdrawals	(180,000)
Net loss	(194,598)
Balance at December 31, 2008	$ 51,536

See accompanying notes.

Cedar Point Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities		
Net loss	$	(194,589)
Adjustments:		
Depreciation		4,281
Changes in assets & liabilities:		
Accrued expenses		7,274
Prepaid expenses		(2,990)
Net cash used for operating activities		(186,024)
Investing activities		
Purchases of fixed assets		(11,964)
Receipt of notes receivable-LLC Members		222,992
Net cash provided by investing activities		211,028
Financing activities		
Members capital contributions		110,000
Members capital withdrawals		(180,000)
Net cash used for financing activities		(70,000)
Net decrease in cash		(44,996)
Cash at beginning of period		70,239
Cash at end of period	$	25,243

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC (the Company) acts as an agent in private placements of debt and equity securities. The Company began operations on April 27, 2007 and is a Minnesota limited liability company. CPC is located in downtown Minneapolis and has four employees. CPC was a development stage company until the Financial Industry Regulatory Authority (FINRA) approved the Company's broker-dealer application for membership on January 25, 2008. From April 27, 2007 until the date the Company became a member of FINRA, the Company's employees were licensed through Miller Johnson Steichen Kinnard (MJSK) under an independent contractor agreement, which was terminated on January 29, 2008. See note 5, related party transactions, for additional information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Securities Transactions

Private placements transactions and the related revenue and expense are recorded when the shares are issued by the client.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

CPC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company's earnings pass through to the partners and are taxed at the partner level. Accordingly, no income tax provision has been calculated.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities as of January 25, 2008, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, CPC had net capital, as computed under the rule, of $14,743 and $9,743 in excess of required net capital.

3. Commitments and Contingencies

Leases

CPC is obligated for the rental of office space under a noncancelable operating lease, which expires in 2010. The office leases include escalation clauses for increases in taxes and operating expenses of the leased premises. The lease expense for the year ended December 31, 2008 was $50,131 and is recorded in occupancy and equipment rental on the Statement of Operations. Minimum annual rental payments under noncancelable leases in effect at December 31, 2008 are as follows:

3. Commitments and Contingencies (continued)

Year ending December 31,	
2009	$ 49,835
2010	20,938
Thereafter	-
Total minimum future rental payments	$ 70,773

4. Notes Receivable

Notes receivable from the members of the LLC of $222,992 were paid in full on April 11, 2008. The notes related to expenditures the Company paid on behalf of CPC members for the work performed with MJSK described in Note 5 and other certain legal and regulatory costs. The notes receivable were non-interest bearing and did not have a specified due date.

5. Related Party Transactions

CPC entered into an independent contractor agreement with MJSK on May 15, 2007. MJSK is a wholly owned subsidiary of Stockwalk Group, Inc. (Stockwalk). David Johnson, CEO of CPC, is the majority owner of Stockwalk. The agreement allowed CPC representatives to be licensed through MJSK to facilitate their private placement business. In addition, MJSK provided compliance supervisory services and made required regulatory filings associated with CPC's private placement business. The Company reimbursed MJSK for expenses incurred by MJSK on behalf of CPC. In consideration for the services provided by MJSK, Cedar Point Capital paid MJSK $1,000 per month with the exception of January 2008 when CPC paid nothing. CPC principals, licensed through MJSK, completed one private placement deal in January 2008 that raised approximately $1.5 million in capital for MJSK/CPC clients and resulted in approximately $192,335 of revenue to MJSK. MJSK will issue 1099's to CPC employees for approximately $190,835 for work performed on the private placement deal. The independent contractor agreement with MJSK was terminated on January 29, 2008.

Supplementary Information

Cedar Point Capital, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Total members equity		$ 51,536
Deductions and/or charges:		
Nonallowable assets:		
Furniture & equipment	20,703	
Prepaids	12,078	
Other	4,012	36,793
Net capital before haircuts on securities positions		14,743
Haircuts on securities positions		-
Net capital		$ 14,743
Minimum net capital required		$ 5,000
Excess net capital		$ 9,743
Percentage of net capital to aggregate indebtedness to net capital debits		71%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

Cedar Point Capital, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from Rule 15c3-3 under Subparagraph k (2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

Cedar Point Capital, LLC

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2008

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.


EideBailly
CPAs & BUSINESS ADVISORS

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Cedar Point Capital LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Cedar Point Capital LLC (CPC) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered CPC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CPC's internal control. Accordingly, we do not express an opinion on the effectiveness of CPC's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CPC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because CPC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CPC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CPC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CPC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5601 Green Valley Dr., Ste. 700 ▮ Minneapolis, MN 55437-1145 ▮ Phone 952.944.6166 ▮ Fax 952.944.8496 ▮ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated in writing to management and those charged with governance on February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CPC's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

February 24, 2009
Minneapolis, Minnesota

Financial Statements and Supplemental Information

Cedar Point Capital, LLC

Year Ended December 31, 2008

With Report and Supplementary Report of

Independent Auditors (Confidential Pursuant to Rule 17a-5(e)(3))